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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                               JUNE 20,                                2000
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F   X
         -----                                                          -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No   X
   -----                               -----


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                                PRESS RELEASE OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K



June 20, 2000


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[LOGO]                                                                    [LOGO]

JUNE 20, 2000                                                              17/00
FOR IMMEDIATE RELEASE                                                Page 1 of 3


                QUEBECOR WORLD AND NURUN FORM STRATEGIC ALLIANCE


 ALLIANCE TO CREATE INTERNET-BASED PUBLISHING SOLUTIONS FOR LARGE RETAILERS AND
                                   PUBLISHERS

MONTREAL - Mr. Charles Cavell, President and Chief Executive Officer of Quebecor World Inc. (NYSE, TSE: IQW), and Mr. Jacques Malo, President and Chief Executive Officer of NURUN Inc. (TSE: IFN), announced today that their companies have signed a memorandum of understanding concerning a strategic agreement that will allow Quebecor World to better serve its global customer base by coupling the technology expertise of NURUN with the digital capabilities of Quebecor World. Among other things, the partnership with NURUN will allow Quebecor World to maximize the benefit to its clients of the focused deployment of its digital and pre-media assets through the recent creation of its wholly-owned subsidiary, Que-Net Media. NURUN will also become a preferred supplier of e-commerce and Web-based solutions for Quebecor World. Closing is expected to occur by the end of July and is subject to signing of definitive agreements and regulatory approvals.

The five-year agreement will include a revenue commitment from Quebecor World of US$40 million. Based on the principle of a long-term commitment from Quebecor World, NURUN has agreed to issue 500,000 units, each unit consisting of one share and one 5-year warrant convertible into a common share of NURUN, at an issue price and exercise price, respectively, of CDN$40.00, corresponding to the closing price of NURUN's common shares on June 13, the day preceding approval of the transaction by NURUN's Board of Directors. NURUN currently intends to use proceeds from this share issuance of CDN$ 20 million for potential business acquisitions in the area of automated publishing systems.

The three principal elements of the agreement include:

1.   JOINT MARKETING INITIATIVES
     Quebecor World and NURUN will develop joint marketing initiatives with the objective of providing Quebecor World's clients access to NURUN's full suite of e-commerce and Web-based automated publishing solutions. NURUN's software expertise will complement and enhance Quebecor World's pre-media product and service offering.

2.   NURUN AS PREFERRED SUPPLIER OF QUEBECOR WORLD
     NURUN will become a preferred supplier of Quebecor World for internal operations, including the development of Internet-based applications, Internet sites, and the management of Quebecor World's intranet. NURUN will therefore become a key partner of Quebecor World in the development and deployment of new Web-based corporate systems.


                                                                     Page 3 of 6
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FOR IMMEDIATE RELEASE                                                Page 2 of 3



3.    DEVELOPMENT OF CORPORATE E-COMMERCE AND IT STRATEGY
      Quebecor World will mandate NURUN to develop a corporate-wide e-commerce and IT strategic plan. This plan will outline the strategy and the key projects needed for Quebecor World to accelerate its use of the Internet as a strategic tool both internally and externally. NURUN is already assisting Quebecor World in rolling out its web-based global procurement system for strategic resources such as ink and paper.

NURUN intends to partner with leading software vendors in each of these categories, if and as required, to offer Quebecor World a complete and best-in-class set of solutions.

"There is demonstrated value to an integrated approach to online and traditional printed media," said Mr. Charles Cavell, President and CEO of Quebecor World. "Our objective is to fully exploit the potential of the Internet for our customers and shareholders alike. I believe this agreement will provide the foundation for new and innovative solutions that will benefit our clients. The merger with World Color created the largest printer in the world. It is now imperative that we develop and implement an information technology strategy that wil allow Quebecor World to reach new levels of operating efficiency."

Mr. Jacques Malo, President and CEO of NURUN, believes this agreement clearly demonstrates NURUN's commitment to exploit the full potential of its relationship with Quebecor's group of companies. "Our vision is to become the leading provider of Internet-based automated publishing and catalog management solutions for the benefit of Quebecor World's clients. We intend to accelerate our expansion in this particular area and our acquisition program will target innovative providers of solutions in these areas."

"Quebecor strongly believes that there are unique synergies to be achieved between companies like Quebecor World and NURUN," said Pierre-Karl Peladeau, President and CEO of Quebecor Inc. "Our worldwide clients are moving rapidly to the Internet as a new channel for product delivery. While print media remain a key element of their strategy, they are looking for integrated Web solutions as well. Quebecor, Quebecor World and NURUN represent a unique opportunity for our clients in this regard."

The memorandum of understanding was reviewed by a Special Committee composed of independent members of NURUN's Board of Directors.

QUEBECOR WORLD INC.
Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.


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FOR IMMEDIATE RELEASE                                                Page 3 of 3

NURUN INC.
NURUN Inc. (TSE: IFN), a subsidiary of the Quebecor Inc. group, is an information technology company providing e-commerce, Web integration and automated publishing solutions for corporate and public sector clients in North America, Europe and select locations around the world. NURUN employs more than 1100 professionals in its various offices in Montreal, Quebec, Toronto, Ottawa, Seattle, New York, Boston, Chicago, Santiago and Paris.

                                     - 30 -

INFORMATION:

QUEBECOR WORLD INC.
Charles Cavell
President and Chief Executive Officer
(514) 954-5185

Claire Lanctot
Special Projects
(514) 877-5191

NURUN INC.
Jacques Malo
President and Chief Executive Officer
(514) 392-1292

Diane Labelle
Vice President, Communications
(514) 392-4341
diane.labelle@nurun.com
www.nurun.com

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR WORLD INC.



                                    By:            (Signed) Claudine Tremblay
                                            -----------------------------------
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary



Date: June 28, 2000

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